UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                 ---------------


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                 --------------

                            BRODERBUND SOFTWARE, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    11201410
                                 (CUSIP Number)

 William D. Savoy                                David R. Wilson
 Vulcan Ventures Incorporated            Foster Pepper & Shefelman PLLC
 110-110th Avenue N.E., Suite 550         1111 Third Avenue, Suite 3400
 Bellevue, WA  98004                            Seattle, WA 98101
 (206) 453-1940                                   (206) 447-8922

     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                            July 28 - August 7, 1997
             (Date of Event which Requires Filing of This Statement)

                                 ---------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

     Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent of less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent. r r *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (2/92)
0300661.01

-------------------------------------------------------------------------------
CUSIP NO.  11201410               13D                       Page 2 of 11 Pages
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Vulcan Ventures Incorporated
-------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) |_|
                                                                   (b) |_|

-------------------------------------------------------------------------------
   3      SEC USE ONLY


-------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*



-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)


-------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   State of Washington
-------------------------------------------------------------------------------
        NUMBER OF               7      SOLE VOTING POWER
          SHARES
       BENEFICIALLY                         -0- shares
         OWNED BY
           EACH
        REPORTING
          PERSON
           WITH
                           ----------------------------------------------------
                                8      SHARED VOTING POWER

                                                -0- shares
                           ----------------------------------------------------
                                9      SOLE DISPOSITIVE POWER

                                                -0- shares
                           ----------------------------------------------------
                               10      SHARED DISPOSITIVE POWER

                                                -0- shares
-------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                -0- shares
-------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


-------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   -0-
-------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

                   CO
-------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------------------------------------------------
CUSIP NO.  011201410           13D                          Page 3 of 11 Pages
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Paul G. Allen
-------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) |_|
                                                                (b) |_|

-------------------------------------------------------------------------------
   3      SEC USE ONLY


-------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*


-------------------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)


-------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   Mr. Allen is a U.S. citizen
-------------------------------------------------------------------------------
        NUMBER OF               7      SOLE VOTING POWER
          SHARES
       BENEFICIALLY                             -0- shares
         OWNED BY
           EACH
        REPORTING
          PERSON
           WITH
                           ----------------------------------------------------
                                8      SHARED VOTING POWER

                                                -0- shares
                           ----------------------------------------------------
                                9      SOLE DISPOSITIVE POWER

                                                -0- shares
                           ----------------------------------------------------
                               10      SHARED DISPOSITIVE POWER

                                                -0- shares
-------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               -0- shares
-------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


-------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                -0-
-------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

                   IN
-------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     Item 1. Security and Issuer

     Title of Class of Equity Securities: Common Stock of Broderbund Software, Inc.

     Name and Address of Principal Executive Offices of the Issuer:

                            Broderbund Software, Inc.
                            500 Redwood Blvd.
                            Novato, CA 94948

     Item 2. Identity and Background

     (a) Name of Person Filing: Vulcan Ventures Incorporated ("Vulcan Ventures")

     State of Organization: Washington

     (b) Principal Business: Investments in various companies

     (c) Address of Principal Business: 110-110th Avenue N. E., Suite 550 Bellevue, Washington 98004

     Address of Principal Office: 110-110th Avenue N. E., Suite 550 Bellevue, Washington 98004

     (d) Conviction in a Criminal Proceeding (excluding traffic violations or similar misdemeanors) during the Last Five Years: No

     (e) Party in a Civil Proceeding during the last five years and as a result was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws: No

     The names, business address, present principal occupation and citizenship of each executive officer, director and controlling person of Vulcan Ventures is as follows:

                        Paul G. Allen (See Page 8 of 11)

     William D. Savoy, Vulcan Ventures Incorporated, 110-110th Avenue N.E., Suite 550, Bellevue, WA 98004. Mr. Savoy is Vice President and Director of Vulcan Ventures and Vice President of Vulcan Northwest Inc. Citizenship is U.S.

     Bert E. Kolde, Vulcan Ventures Incorporated, 110-110th Avenue N.E., Suite 550, Bellevue, Washington 98004. Principal occupation is Vice President, Secretary, Treasurer and Director of Vulcan Ventures. Citizenship is U.S.

     Jo Allen Patton, Vulcan Ventures Incorporated, 110-110th Avenue N.E., Suite 550, Bellevue, WA 98004. Ms. Patton is Director of Vulcan Ventures. Citizenship is U.S.

     To the best knowledge of Vulcan Ventures, during the last five years none of these people have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future

0300661.01                       Page 4 of 11
     violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     Item 3: Source and Amount of Funds or Other Consideration

                                       N/A

                   Regarding Paul G. Allen (See Page 8 of 11)

     Item 4. Purpose of Transaction

     The purpose of the transactions disclosed herein was to reduce Vulcan Ventures' ownership of the Issuer's securities. Before the transactions listed in Item 5, Vulcan Ventures owned 1,120,000 shares of common stock of the issuer, or approximately 5.6% of the outstanding shares of common stock. After the transactions listed below, Vulcan Ventures owned less than 5% of the common stock of the issuer.

     Vulcan Ventures does not have any plans or proposals that relate to or would result in any of the matters specified in Item 4 of Schedule 13D.

     Item 5. Interest in Securities of the Issuer

     (a) Aggregate Number of Shares of Common Stock of the Issuer.  Beneficially
Owned: -0- shares.

         (b)      Sole Voting Power:                   -0- shares
                  Sole Dispositive Power:              -0- shares
                  Shared Voting Power:                 -0- shares
                  Shared Dispositive Power:            -0- shares

     (c) The following transactions in common stock of the Issuer were effected by Vulcan Ventures:

                             Number of Shares of
    Trade Date                 Common Stock of                   Price
     of Sales             Broderbund Software, Inc.            Per Share

     07/28/97                       1,000                      $22.875
     07/28/97                       6,000                      $22.875
     07/28/97                       3,000                      $22.9375
     07/28/97                       5,000                      $23.125
     07/28/97                       1,000                      $23.125
     07/28/97                       3,000                      $23.0625
     07/28/97                       3,000                      $23.125
     07/28/97                      40,000                      $23.375
     07/29/97                      10,000                      $22.25
     07/29/97                       7,000                      $22.125
     07/29/97                       4,000                      $22.25
     07/29/97                       2,000                      $22.25
     07/29/97                       6,000                      $22.25
     07/29/97                       4,000                      $22.125
     07/29/97                       3,000                      $22.25
     07/29/97                       3,000                      $22.25
     07/29/97                       6,000                      $22.28125
     07/29/97                       5,000                      $22.3125
     07/29/97                       5,000                      $22.375
     07/29/97                       3,000                      $22.50

0300661.01                     Page 5 of 11

                           Number of Shares of
  Trade Date                 Common Stock of                Price
   of Sales             Broderbund Software, Inc.         Per Share

   07/29/97                       1,000                    $22.625
   07/30/97                       2,500                    $21.875
   07/30/97                       5,000                    $21.875
   07/30/97                       5,500                    $21.50
   07/30/97                       2,000                    $21.5625
   07/30/97                       5,000                    $21.6875
   07/30/97                       2,500                    $21.6875
   07/30/97                      10,000                    $21.625
   07/30/97                       5,000                    $21.75
   07/30/97                      50,000                    $21.625
   07/30/97                      50,000                    $21.625
   07/30/97                       5,000                    $21.625
   07/30/97                      10,000                    $21.625
   07/30/97                      10,000                    $21.75
   07/30/97                      10,000                    $22.00
   07/30/97                      10,000                    $22.0625
   07/30/97                       8,000                    $22.25
   07/30/97                       2,000                    $22.25
   07/31/97                       2,000                    $21.5625
   07/31/97                       2,000                    $21.4375
   07/31/97                      10,000                    $21.375
   07/31/97                       1,000                    $21.5625
   07/31/97                       1,200                    $21.50
   07/31/97                      15,000                    $21.875
   07/31/97                       5,000                    $21.875
   07/31/97                       5,000                    $21.875
   07/31/97                       5,000                    $21.875
   07/31/97                       5,000                    $21.75
   07/31/97                      15,000                    $21.875
   08/01/97                       3,500                    $21.25
   08/01/97                       7,000                    $21.375
   08/01/97                       5,000                    $21.50
   08/01/97                      10,000                    $21.50
   08/01/97                      20,000                    $21.375
   08/01/97                      11,000                    $21.375
   08/01/97                       4,000                    $21.625
   08/01/97                       5,000                    $21.625
   08/01/97                       5,000                    $21.625
   08/01/97                       5,000                    $21.625
   08/04/97                       2,500                    $21.625
   08/04/97                       5,000                    $22.00
   08/04/97                      15,000                    $22.00
   08/04/97                      10,000                    $21.75
   08/04/97                      15,000                    $21.84375
   08/04/97                      15,000                    $21.84375
   08/04/97                      60,000                    $21.50
   08/04/97                      10,000                    $21.50





0300661.01                         Page 6 of 11

                           Number of Shares of
  Trade Date                 Common Stock of               Price
   of Sales             Broderbund Software, Inc.         Per Share

   08/05/97                       5,000                   $21.875
   08/05/97                      15,000                   $21.875
   08/05/97                      10,000                   $22.00
   08/05/97                      30,000                   $21.75
   08/05/97                      20,000                   $21.75
   08/06/97                      10,000                   $21.875
   08/06/97                      10,000                   $21.875
   08/06/97                      10,000                   $21.875
   08/06/97                       7,500                   $21.8125
   08/07/97                      300,000                  $23.0625
   08/07/97                      15,000                   $23.125
   08/07/97                       5,000                   $23.375
   08/07/97                      40,000                   $23.125
   08/07/97                      15,000                   $23.125
   08/07/97                      25,000                   $22.875
   08/07/97                      54,800                   $23.00


         (d)                                               Not applicable

     (e) On July 30, 1997 Vulcan Ventures ceased to be the beneficial owner of more than five percent of the Broderbund Software, Inc. common stock.

     To the best knowledge of Vulcan Ventures, its directors, executive officers and controlling persons beneficially own the following shares of the Issuer:

     Paul G. Allen, Director, President and sole shareholder of Vulcan Ventures beneficially owns -0- shares.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                                      None.

     Item 7. Material to be Filed as Exhibits.

                                      None.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



September 10, 1997                  VULCAN VENTURES INCORPORATED
------------------
   (Date)

                                By:  /s/ William D. Savoy
                                     -----------------------------------------
                                     William D. Savoy, Vice President

0300661.01                           Page 7 of 11

     Item 1. Security and Issuer

     Title of Class of Equity Securities: Common Stock of Broderbund Software, Inc.

     Name and Address of Principal Executive Offices of the Issuer:

     Broderbund Software, Inc. 500 Redwood Blvd. Novato, CA 94948

     Item 2. Identity and Background

     (a) Name of Person Filing: Paul G. Allen, President and sole shareholder of Vulcan Ventures Incorporated

         (b)      Business Address:     110-110th Avenue N. E., Suite 550
                                        Bellevue, Washington 98004

     (c) Principal Occupation and the Name of Principal Business and Address of any corporation in which such employment is conducted:

                                    Chairman
                              Asymetrix Corporation
                        110 - 110th Ave. N.E., Suite 550
                           Bellevue, Washington 98004

     (d) Conviction in a Criminal Proceeding (excluding traffic violations or similar misdemeanors) during the Last Five Years: No

     (e) Party in a Civil Proceeding during the last five years and as a result was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws: No

     (f) Citizenship: Mr. Allen is a U.S. citizen.

     Item 3: Source and Amount of Funds or Other Consideration

                                       N/A

     Item 4. Purpose of Transaction

     The purpose of the transactions disclosed herein was to reduce Vulcan Ventures' ownership of the Issuer's securities. Before the transactions listed in Item 5, Vulcan Ventures owned 1,120,000 shares of common stock of the issuer, or approximately 5.6% of the outstanding shares of common stock. After the transactions listed below, Vulcan Ventures owned less than 5% of the common stock of the issuer.

     Vulcan Ventures does not have any plans or proposals that relate to or would result in any of the matters specified in Item 4.

     Item 5. Interest in Securities of the Issuer

     (a) Aggregate Number of Shares of Common Stock of the Issuer.  Beneficially
Owned:

                                   -0- shares.


0300661.01                        Page 8 of 11

         (b)      Sole Voting Power:                    -0- shares
                  Sole Dispositive Power:               -0- shares
                  Shared Voting Power:                  -0- shares
                  Shared Dispositive Power:             -0- shares

     (c) The following transactions in common stock of the Issuer were effected by Vulcan Ventures:

                          Number of Shares of
 Trade Date                 Common Stock of                   Price
  of Sales             Broderbund Software, Inc.            Per Share

  07/28/97                       1,000                      $22.875
  07/28/97                       6,000                      $22.875
  07/28/97                       3,000                      $22.9375
  07/28/97                       5,000                      $23.125
  07/28/97                       1,000                      $23.125
  07/28/97                       3,000                      $23.0625
  07/28/97                       3,000                      $23.125
  07/28/97                      40,000                      $23.375
  07/29/97                      10,000                      $22.25
  07/29/97                       7,000                      $22.125
  07/29/97                       4,000                      $22.25
  07/29/97                       2,000                      $22.25
  07/29/97                       6,000                      $22.25
  07/29/97                       4,000                      $22.125
  07/29/97                       3,000                      $22.25
  07/29/97                       3,000                      $22.25
  07/29/97                       6,000                      $22.28125
  07/29/97                       5,000                      $22.3125
  07/29/97                       5,000                      $22.375
  07/29/97                       3,000                      $22.50
  07/29/97                       1,000                      $22.625
  07/30/97                       2,500                      $21.875
  07/30/97                       5,000                      $21.875
  07/30/97                       5,500                      $21.50
  07/30/97                       2,000                      $21.5625
  07/30/97                       5,000                      $21.6875
  07/30/97                       2,500                      $21.6875
  07/30/97                      10,000                      $21.625
  07/30/97                       5,000                      $21.75
  07/30/97                      50,000                      $21.625
  07/30/97                      50,000                      $21.625
  07/30/97                       5,000                      $21.625
  07/30/97                      10,000                      $21.625
  07/30/97                      10,000                      $21.75
  07/30/97                      10,000                      $22.00
  07/30/97                      10,000                      $22.0625
  07/30/97                       8,000                      $22.25
  07/30/97                       2,000                      $22.25
  07/31/97                       2,000                      $21.5625
  07/31/97                       2,000                      $21.4375
  07/31/97                      10,000                      $21.375
  07/31/97                       1,000                      $21.5625
  07/31/97                       1,200                      $21.50
  07/31/97                      15,000                      $21.875

0300661.01                      Page 9 of 11

                         Number of Shares of
Trade Date                 Common Stock of                  Price
 of Sales             Broderbund Software, Inc.         Per Share

 07/31/97                       5,000                      $21.875
 07/31/97                       5,000                      $21.875
 07/31/97                       5,000                      $21.875
 07/31/97                       5,000                      $21.75
 07/31/97                      15,000                      $21.875
 08/01/97                       3,500                      $21.25
 08/01/97                       7,000                      $21.375
 08/01/97                       5,000                      $21.50
 08/01/97                      10,000                      $21.50
 08/01/97                      20,000                      $21.375
 08/01/97                      11,000                      $21.375
 08/01/97                       4,000                      $21.625
 08/01/97                       5,000                      $21.625
 08/01/97                       5,000                      $21.625
 08/01/97                       5,000                      $21.625
 08/04/97                       2,500                      $21.625
 08/04/97                       5,000                      $22.00
 08/04/97                      15,000                      $22.00
 08/04/97                      10,000                      $21.75
 08/04/97                      15,000                      $21.84375
 08/04/97                      15,000                      $21.84375
 08/04/97                      60,000                      $21.50
 08/04/97                      10,000                      $21.50
 08/05/97                       5,000                      $21.875
 08/05/97                      15,000                      $21.875
 08/05/97                      10,000                      $22.00
 08/05/97                      30,000                      $21.75
 08/05/97                      20,000                      $21.75
 08/06/97                      10,000                      $21.875
 08/06/97                      10,000                      $21.875
 08/06/97                      10,000                      $21.875
 08/06/97                       7,500                      $21.8125
 08/07/97                     300,000                      $23.0625
 08/07/97                      15,000                      $23.125
 08/07/97                       5,000                      $23.375
 08/07/97                      40,000                      $23.125
 08/07/97                      15,000                      $23.125
 08/07/97                      25,000                      $22.875
 08/07/97                      54,800                      $23.00

         (d)      Not applicable

     (e) On July 30, 1997 Vulcan Ventures ceased to be the beneficial owner of more than five percent of the Broderbund Software, Inc. common stock.

     To the best knowledge of Vulcan Ventures, its directors, executive officers and controlling persons beneficially own the following shares of the Issuer:

     Paul G. Allen, Director, President and sole shareholder of Vulcan Ventures beneficially owns -0- shares.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

0300661.01                        Page 10 of 11

                                      None.

     Item 7. Material to be Filed as Exhibits.

                                      None.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



September 10, 1997
--------------------
       (Date)
                                  /s/ Paul G. Allen
                                  ------------------------------------------
                                   Paul G. Allen